UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

TolerRx, Inc.

File No. 333-108244 - CF#25066

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Tolerx, Inc. (formerly known as "TolerRx, Inc.") submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 26, 2003.

Based on representations by Tolerx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through April 13, 2020
Exhibit 10.7	through April 13, 2020
Exhibit 10.8	through April 13, 2020
Exhibit 10.9	through April 13, 2020
Exhibit 10.10	through April 13, 2020
Exhibit 10.11	through April 13, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel